Filed pursuant to Rule 433

July 11, 2012

Relating to

Preliminary Prospectus Supplement dated July 11, 2012 to

Prospectus dated April 10, 2012

Registration Statement No. 333-180640

Vornado Realty Trust
5.70% Series K Cumulative Redeemable Preferred Shares of Beneficial Interest

Pricing Term Sheet

Issuer:	Vornado Realty Trust
Securities Offered:	12,000,000 of the Series K Preferred Shares of Beneficial Interest (liquidation preference $25.00 per share) of the Issuer.
Over-Allotment Option:	None
Expected Ratings* (Moody’s / S&P / Fitch):	Baa3 / BBB- / BB+
Public Offering Price:	$25.00 per share
Underwriting Discount:	$0.7875 per share (retail) / $0.5000 per share (institutional)
Expected Net Proceeds, before Expenses, to the Issuer:	$24.2125 per share (retail) / $24.5000 per share (institutional)
Dividends:

Dividends on each Series K Preferred Share will be cumulative from the date of original issue and are payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year, commencing October 1, 2012, at the rate of 5.70% of the liquidation preference per annum, or $1.425 per Series K Preferred Share per annum.

Liquidation Preference:	$25.00 per share, plus an amount equal to accrued and unpaid dividends (whether or not earned or declared).
Denomination:	$25.00 and integral multiples thereof.
Trade Date:	July 11, 2012
Settlement Date:	July 18, 2012 (T+5)

Maturity:

The Series K Preferred Shares have no maturity date, and the Issuer is not required to redeem the Series K Preferred Shares. Accordingly, the Series K Preferred Shares will remain outstanding indefinitely unless the Issuer decides to redeem them. The Issuer is not required to set aside funds to redeem the Series K Preferred Shares.

Ranking:

The Series K Preferred Shares will rank senior to the Issuer’s common shares and any other junior shares that the Issuer may issue in the future, and on parity with the Issuer’s Series A Convertible Preferred Shares, Series D-10 Cumulative Redeemable Preferred Shares, Series D-14 Cumulative Redeemable Preferred Shares, Series D-15 Cumulative Redeemable Preferred Shares, Series E Cumulative Redeemable Preferred Shares, Series F Cumulative Redeemable Preferred Shares, Series G Cumulative Redeemable Preferred Shares, Series H Cumulative Redeemable Preferred Shares, Series I Cumulative Redeemable Preferred Shares, Series J Cumulative Redeemable Preferred Shares and any other parity shares that the Issuer may issue in the future, in each case with respect to payment of dividends and distribution of assets upon liquidation, dissolution or winding up. The Issuer intends to contribute the net proceeds from the offering to the Operating Partnership in exchange for preferred units in the Operating Partnership (with economic terms that mirror the terms of the Series K Preferred Shares). These preferred units will rank, as to distributions and upon liquidation, senior to the Class A Common Units of limited partnership interest in the Operating Partnership and on parity with the other preferred units in the Operating Partnership.

Conversion Rights:	The Series K Preferred Shares are not convertible into or exchangeable for any property or any of the other securities of the Issuer.
Redemption at Option of the Issuer:

Except in instances relating to preservation of the Issuer’s status as a real estate investment trust, the Series K Preferred Shares are not redeemable until July 18, 2017. On and after July 18, 2017, the Issuer may redeem the Series K Preferred Shares, in whole at any time or in part from time to time, at a redemption price of $25.00 per share, plus any accrued and unpaid dividends through the date of redemption. The Series K Preferred Shares have no maturity date and will remain outstanding indefinitely unless redeemed.

Voting Rights:

The holders of the Series K Preferred Shares will generally have no voting rights. However, if dividends on the Series K Preferred Shares are in arrears for six quarterly dividend periods (whether or not consecutive), the holders of the Series K Preferred Shares (voting separately as a class with holders of all other series of parity preferred stock upon which like voting rights have been conferred and are exercisable) will have the right to elect two additional trustees to serve on the Issuer’s Board of Trustees until such dividend arrearage is eliminated. In addition, certain changes that would be material and adverse to the rights of holders of the Series K Preferred Shares cannot be made without the affirmative vote of holders of at least two-thirds of the outstanding Series K Preferred Shares and all other series of parity preferred shares upon which like voting rights have been conferred and are exercisable, voting as a single class. If any such changes would be material and adverse to holders of some but not all series of parity preferred shares, a vote of at least two-thirds of the holders of only the series materially and adversely affected would be required.

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC UBS Securities LLC Wells Fargo Securities, LLC
Co-Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC
Use of Proceeds:

The Issuer will contribute the net proceeds from this offering to the Operating Partnership in exchange for preferred units of the Operating Partnership. The Operating Partnership will use the net proceeds for general business purposes, which may include payment of the redemption or repurchase price for preferred stock and units.

Restrictions on Ownership:

In order to maintain the Issuer’s qualification as a real estate investment trust for federal income tax purposes, ownership by any person of more than 9.9% of the outstanding preferred shares of any class is prohibited by the Issuer’s Declaration of Trust.

Expected Listing:

The Issuer intends to file an application to list the Series K Preferred Shares on the New York Stock Exchange. If this application is approved, trading of the Series K Preferred Shares on the New York Stock Exchange is expected to begin within 30 days following the date of original issue of the Series K Preferred Shares.

CUSIP/ISIN:	929042 851 / US9290428518

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Vornado Realty Trust has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates.  Before you invest, you should read the prospectus in the registration statement and the other documents Vornado Realty Trust has filed with the SEC for more complete information about Vornado Realty Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, you can request the prospectus by calling Citigroup Global Markets Inc. toll-free in the United States at 1-877-858-5407, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, UBS Securities LLC toll-free at 1-877-827-6444 ext 561-3884, and Wells Fargo Securities, LLC toll-free at 1-800-326-5897.